September 26, 2024

VIA EDGAR

Ms. Joyce Sweeney
Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Quantum Corporation
Form 10-K for Fiscal Year Ended March 31, 2024
Filed June 28, 2024
File No. 001-13449

Dear Ms. Joyce Sweeney and Ms. Kathleen Collins:

Quantum Corporation (the “Company”) provides the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2024, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated September 17, 2024, has been reproduced herein (in bold), with the Company’s response below the numbered comment.

Form 10-K for Fiscal Year Ended March 31, 2024
Explanatory Note
1.We note your disclosure regarding restatement of previously issued financial statements. Please tell us whether a recovery analysis of incentive-based compensation was performed. If no recovery analysis was performed, explain why. Describe the timing and terms of awards received during the fiscal year ended March 31, 2024 and your compensation recovery policy. In addition, please tell us what consideration was given to providing the disclosures pursuant to Item 402(w) of Regulation S-K and filing the company's clawback policy as an exhibit to your Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.
Response:

The Company respectfully acknowledges the Staff’s comment.

The Company offers two types of incentive-based compensation: (i) an incentive cash bonus program; and (ii) an equity incentive program with the issuance of performance-based stock units (PSUs) which vest upon the achievement of certain performance targets. The Company did not perform a recovery analysis for the cash bonus component for the restated periods (fiscal year ended March 31, 2022 and fiscal year ended March 31, 2023), because the Company made no cash bonus payments in either fiscal year to any participant. For the PSUs, there were two vesting conditions contained in the PSUs applicable to the restated periods of fiscal 2022 and fiscal 2023. The first performance vesting condition pertained to annual recurring revenue, which condition was not achieved based on the originally reported financial results, and the PSUs were cancelled. The second performance vesting condition of the PSUs pertained to free cash flow, which was not impacted by the restatement process, as the restatement items were restricted to revenue allocation and debt/equity classification of warrants. Because the restatement did not impact this metric (i.e., free cash flow did not change for the restated periods), the Company did not perform a recovery analysis on this portion of the PSU.
For the fiscal year ended March 31, 2024, which was not restated, the Company paid a portion of the incentive cash bonus amount that could be earned, which represented 25% attainment. The Company partially achieved the single metric for fiscal year 2024, which was a reduction of non-GAAP operating expenses. Bonus payments were made in September 2024 (actual timing depends on the country where the payee is located). Non-GAAP operating expenses were not impacted by either of the items which were restated, being revenue allocation and debt/equity classification of warrants. As a result, the restatement of prior periods had no impact on the metric which resulted in a partial payout of cash bonuses for fiscal 2024. With respect to 2024 PSUs, the Company met its free cash flow metrics. However, as noted above, the portion of the PSUs related to revenue performance were cancelled based on the original results and the restatement did not impact free cash flow; and therefore, no recovery analysis was completed with respect to the PSUs.
The Company’s recovery policy requires the covered executives to promptly repay or forfeit to the Company, on a pre-tax basis, the full amount of the excess of: (a) the amount of any incentive-based compensation received by the covered executive during a clawback period that was calculated based on the erroneous data in the original financial statements that were subsequently restated over (b) the amount of such incentive-based compensation to which the covered executive would have been entitled to receive based on the restated financial statements (such excess amount, the recoverable incentive-based compensation).
The Company considered whether disclosure pursuant to Item 402(w) of Regulation S-K should be included in the 10-K. The Company determined not to provide any disclosure pursuant to Item 402(w), because there were no amounts of compensation previously paid for performance of financial measures impacted by the restatement during the restated periods (fiscal 2022 and fiscal 2023). Item 402(w)(2) of Regulation S-K requires disclosure if “… the registrant concluded that recovery of erroneously awarded compensation was not required pursuant to the registrant’s compensation recovery policy….” Because the Company paid no cash bonuses for the restated periods and issued no equity related to the financial metrics that were restated, there was no compensation to potentially recover; and therefore, the Company’s clawback policy and Item 402(w)(2) were not applicable.
The Company respectfully notes that it erroneously failed to file a copy of the Company's clawback policy as an exhibit to the Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.

Subject to any further feedback from the Staff, the Company intends to file a copy of its clawback policy as an exhibit to its next Quarterly Report on Form 10-Q, rather than amend its Form 10-K for the purpose of filing this exhibit.

***

If you have any questions or comments, please do not hesitate to contact me directly at ken.gianella@quantum.com.

Sincerely,

Quantum Corporation

/s/ Kenneth Gianella
Kenneth Gianella
Chief Financial Officer

Copy to:
Brian E. Cabrera, Chief Administrative Officer, Quantum Corporation
Laura A. Nash, Chief Accounting Officer, Quantum Corporation
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP